May 18, 2018

RE: Get cash now from your Summit Healthcare REIT investment.

Dear Investor,

Good news!  Now you can sell your Summit Healthcare REIT, Inc. investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $1.56 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Summit Healthcare REIT to decide if or when you get your money back. But this offer expires on June 18, 2018, so you must act soon.

Why take advantage of this opportunity today?
•
Guarantee your cash now. Summit was formed in 2004 and still has not given any indication when it might liquidate. Its charter does not require it to provide investors liquidity by a specified date. Sell today and ensure you get your money out from this security.

•	Take advantage of our highest offer price yet. Our current offer price of $1.56 per Share is 10% higher than the previous offer of $1.42 per Share we made in January.
•
No distributions or redemptions. Distributions have not been paid since 2011 and the stock repurchase program was suspended in 2010. The company has not said if, or when, distributions or redemptions will resume.

•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after Summit Healthcare REIT confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
President

P.S. Remember, this offer expires June 18, 2018 (unless extended). So don't delay. Fill out and mail in the Summit Healthcare REIT Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.